

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2017

Jason S. Slakter
Chief Executive Officer
Ohr Pharmaceutical, Inc.
800 Third Avenue, 11th Floor
New York, New York 10022

>   **Re: Ohr Pharmaceutical, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 15, 2017**
>   **File No. 333-220487**

Dear Dr. Slakter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

>   Division of Corporation Finance
>   Office of Healthcare & Insurance

cc: Joseph Walsh, Esq. - Troutman Sanders LLP